Filed by EPIX Pharmaceuticals, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Predix Pharmaceuticals Holdings, Inc.
Commission File Number: 333-133513
The following communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on current expectations of the companies’ management. These statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond the control of EPIX Pharmaceuticals, Inc. (“EPIX”), and which could cause actual results to differ materially from those contemplated in these forward-looking statements. Such forward-looking statements include statements regarding: The expectations relating to the progression of PRX-07034 into human clinical trials and the expected announcement of the results of PRX-07034’s Phase I clinical trial later this year; the belief in indications that show that the human 5-HT6 receptor is found mainly in the central nervous system with little or no expression in peripheral tissues, which may result in selectivity in drug targeting with fewer side effects; the expectation that Predix will complete the first of at least two pivotal Phase III clinical trials for generalized anxiety disorder for its lead drug candidate, PRX-00023, in the second half of 2006; the expectation that PRX-03140 for the treatment of Alzheimer’s disease will enter Phase IIa later this year; and the expectation that PRX-08066 for the treatment of pulmonary hypertension (PH) and PH associated with chronic obstructive pulmonary disease, will enter Phase IIa in mid-2006. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: costs related to the merger, failure of EPIX’s or Predix’s stockholders to approve the merger, EPIX’s or Predix’s inability to satisfy the conditions of the merger, the risk that EPIX’s and Predix’s businesses will not be integrated successfully, the combined company’s inability to further identify, develop and achieve commercial success for new products and technologies, the possibility of delays in the research and development necessary to select drug development candidates and delays in clinical trials, the risk that clinical trials may not result in marketable products, the risk that the combined company may be unable to successfully secure regulatory approval of and market its drug candidates, the risks associated with reliance on outside financing to meet capital requirements, risks associated with Predix’s new and uncertain technology, the development of competing systems, the combined company’s ability to protect its proprietary technologies, patent-infringement claims, risks of new, changing and competitive technologies and regulations in the U.S. and internationally. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. These factors and others are more fully discussed in EPIX’s periodic reports and other filings with the Securities and Exchange Commission.
EPIX undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this communication. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. All forward-looking statements are qualified in their entirety by this cautionary statement.
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THE FOLLOWING IS THE PRESS RELEASE ISSUED BY PREDIX ON JUNE 7, 2006.
FOR IMMEDIATE RELEASE
CONTACT:
Sheryl Seapy, Pure Communications
(949) 608-0841

Predix Pharmaceuticals Initiates Phase I Trial of PRX-07034
5-HT6 Antagonist to be Developed for Obesity and Cognitive Impairment; Marks Fourth
Internally-discovered Drug Candidate to Enter Clinical Trials in Less Than Four Years
LEXINGTON, Mass., June 7, 2006 – Predix Pharmaceuticals, which recently announced a definitive agreement to merge with EPIX Pharmaceuticals (Nasdaq: EPIX), announced today that it has initiated a Phase I clinical trial in 18 healthy adult male and female volunteers to study the safety, tolerability, and pharmacokinetics of PRX-07034, a serotonin 5-HT6 antagonist being developed for the treatment of obesity and also for cognitive impairment (associated with Alzheimer’s disease or schizophrenia).
“PRX-07034 is the fourth novel drug candidate emerging from our discovery platform and progressing rapidly into human clinical trials,” said Michael G. Kauffman, M.D., Ph.D., president and CEO of Predix Pharmaceuticals. “This particular candidate selectively targets the serotonin 5-HT6 protein receptor, which is found primarily in the brain with little or no expression in peripheral tissues. We expect to announce the results from this Phase I trial later this year.”
About PRX-07034
PRX-07034 is a novel, highly selective, small-molecule antagonist of a specific G-protein coupled receptor (GPCR) known as 5-HT6. PRX-07034 has shown cognitive-enhancing properties in pre-clinical animal models of memory impairment, as well as significant reductions of both food intake and body weight in several pre-clinical animal models of obesity. Indications are that the human 5-HT6 receptor is found mainly in the central nervous system with little or no expression in peripheral tissues, which may result in selectivity in drug targeting with fewer side effects.
About Predix Pharmaceuticals Holdings, Inc.
Predix, based in Lexington, MA, is a pharmaceutical company focused on the discovery and development of novel, highly selective, small-molecule drugs that target G-Protein Coupled Receptors (GPCRs) and ion channels. Using its proprietary drug discovery technology and approach, Predix has advanced four internally-discovered drug candidates into clinical trials and has five additional programs in preclinical development and discovery. Predix is expected to complete the first of at least two pivotal Phase III clinical trials for generalized anxiety disorder for its lead drug candidate, PRX-00023, in the second half of 2006. In addition to PRX-00023 and PRX-07034, Predix has two other clinical-stage drug candidates: PRX-03140 for the treatment of Alzheimer’s disease, which is expected to enter Phase IIa later this year; and, PRX-08066 for the treatment of pulmonary hypertension (PH) and PH associated with chronic obstructive pulmonary disease, which recently completed a Phase Ib trial and is expected to enter Phase IIa in mid-2006. Additional information about Predix can be found on the company’s website at www.predixpharm.com.

Additional Information About the Merger And Where To Find It
EPIX has filed a registration statement on Form S-4 with the Securities and Exchange Commission containing a joint proxy statement/prospectus in connection with the proposed merger with Predix. Investors and security holders are advised to read the joint proxy statement/prospectus (including any amendments or supplements thereto) regarding the proposed merger because it contains important information about EPIX, Predix and the proposed transaction and other related matters. The joint proxy statement/prospectus will be sent to stockholders of EPIX and Predix seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and any amendments or supplements thereto and other documents filed by EPIX at the Securities and Exchange Commission’s web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free by directing such request to EPIX Pharmaceuticals, Inc. 161 First Street, Cambridge, Massachusetts, Attn: Investor Relations, tel: (617) 250-6000; e-mail: ahedison@epixpharma.com or Predix Pharmaceuticals Holdings, Inc., 4 Maguire Road, Lexington, Massachusetts 02421, Attn: Investor Relations, tel: (781) 372-3260; e-mail: investors@predixpharm.com.
EPIX and Predix and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies with respect to the adoption of the merger agreement and the transactions associated with the merger. A description of any interests that EPIX and Predix directors and executive officers have in the merger is included in the registration statement containing the proxy statement/prospectus that has been filed with the Securities and Exchange Commission and is available free of charge as indicated above.
Safe Harbor Statement
 Certain statements in this news release concerning Predix’s business are considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, those relating to the timing and results of future clinical development of PRX-00023, the potential efficacy of PRX-00023 and the expected safety and tolerability of PRX-00023 as compared to other drugs treating anxiety. Any or all of the forward-looking statements in this press release can be affected by inaccurate assumptions Predix might make or by known or unknown risks and uncertainties, including, but not limited to: the early stage of product development; uncertainties as to the future success of ongoing and planned clinical trials; and the unproven safety and efficacy of products under development. Consequently, no forward-looking statement can be guaranteed, and actual results may vary materially. Predix undertakes no obligation to publicly update forward-looking statements, whether because of new information, future events or otherwise, except as required by applicable law.
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EPIX has filed a registration statement on Form S-4 with the Securities and Exchange Commission containing a joint proxy statement/prospectus in connection with the proposed merger with Predix Pharmaceuticals. Investors and security holders are advised to read the joint proxy statement/prospectus (including any amendments or supplements thereto) regarding the proposed merger because it contains important information about EPIX, Predix and the proposed transaction and other related matters. The joint proxy statement/prospectus will be sent to stockholders of EPIX and Predix seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and any amendments or supplements thereto (when they are available) and other documents filed by EPIX at the Securities and Exchange Commission’s web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free by directing such request to EPIX Pharmaceuticals, Inc. 161 First Street, Cambridge, Massachusetts, Attn: Investor Relations, tel: (617) 250-6000; e-mail: ahedison@epixpharma.com or Predix Pharmaceuticals Holdings, Inc., 4 Maguire Road, Lexington, Massachusetts 02421, Attn: Investor Relations, tel: (781) 372-3260; e-mail: investors@predixpharm.com.
EPIX and Predix and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies with respect to the adoption of the merger agreement and the transactions associated with the merger. A description of any interests that EPIX and Predix directors and executive officers have in the merger is included in the registration statement containing the joint proxy statement/prospectus filed with the Securities and Exchange Commission and available free of charge as indicated above. Information regarding EPIX’s executive officers and directors is also available in EPIX’s Form 10-K, as amended, for the year ended December 31, 2005, which was filed with the Securities and Exchange Commission on March 1, 2006 and amended on April 28, 2006. You can obtain free copies of these documents using the contact information above.